THE
MERGER
FUND®

January 15, 2008

Dear Fellow Shareholder:

The Merger Fund® had an extremely disappointing fourth quarter.  In the three months ended December 31, the Fund’s NAV fell 2.8%, leaving us up just 3.0% for the year as a whole, well below our targeted rates of return.  The fact that both the DJIA and S&P 500  showed larger declines in the quarter is of little consolation to the Fund’s portfolio-management team, since our investment approach has historically been largely impervious to market sell-offs.  The Fund’s poor performance in the last three months of 2007 can’t be explained by the overall level of M&A activity, which continued to slow but didn’t dry up completely.  Nor was the problem arbitrage spreads on newly announced transactions, which were generally satisfactory.  Instead, our results suffered from a series of negative developments that impacted pending takeovers in which the Fund had invested earlier in the year, developments that caused four of these deals to fall apart and a number of others to trade as if they were next in line to fail.  Overall, 15 of our arbitrage holdings showed meaningful gains in the October-December period, while 17 posted material losses, the worst ratio of winners to losers that the Fund has experienced in a long time.

“No One Gets to Walk Between the Rain”

The line from the classic rocker Bob Seger pretty much sums up the situation facing the arbitrage community in November and December.  It didn’t just rain, it poured, and it was close to impossible to stay dry.  Although in the first ten months of 2007, The Merger Fund® had managed to avoid virtually all of the broken deals in our investment universe–with the exception of the Harman International buyout, which was discussed in last quarter’s letter–we were considerably less fortunate in the last two months of the year.  Most of the carnage involved highly leveraged going-private transactions that fell victim to an increasingly hostile financing environment, deteriorating company fundamentals or a combination of both.

One could fairly question why the Fund continued to hold positions in a number of leveraged takeovers following the failure of other deals with similar financing structures.  The short answer is that after 28 years in the arbitrage business, we’ve learned that it often pays to be a contrarian and that some of the most compelling investment opportunities involve companies that other fund managers can’t sell fast enough.  Many of our shareholders will remember, for example, that just a few months earlier, in July

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and August, credit-market jitters tied to rising defaults on subprime mortgages precipitated the wholesale dumping of takeover stocks, with leveraged buyouts faring the worst.  The common perception was that few of the LBOs then pending would survive the turmoil in the debt markets.  The common perception was wrong.  Some of the largest buyouts in history were completed not long after, including First Data, Hilton Hotels, Texas Utilities and Alltel, all deals in which the Fund had increased its holdings during the summer sell-off.

It’s also worth noting that we didn’t just throw darts at a list of pending LBOs last quarter and hope for the best.  In each case, had we not believed that the risk-reward ratio was favorable, we wouldn’t have made–or continued to hold–the investment.  Also, sizing positions appropriately is an important part of our risk-management effort, and none of the broken deals in our portfolio were among the Fund’s 15 largest holdings.  We don’t want to lose money in any situation, of course, but losses are an inevitable part of any investment program, and it’s critical to manage concentration risk so as to minimize the impact of unforeseen events.  Finally, the Fund had both deal-specific and portfolio-level hedges in place last quarter.  Such hedges are designed to mitigate losses in the event that some of our deals fail to be completed.  With the benefit of hindsight, we wish we had hedged to an even greater extent, but our risk-control strategies still worked to the Fund’s advantage in the last three months of 2007.

Would’ve, Could’ve, Should’ve

The Fund’s biggest loser last quarter was SLM Corp., better known as Sallie Mae, the country’s largest provider of student loans.  In April of 2007 Sallie Mae agreed to be acquired by a group led by J.C. Flowers & Co., a private-equity firm founded by a former Goldman Sachs dealmaker who has a record of making timely and highly profitable investments in the financial-services sector.  The co-investors in the transaction were Bank of America and JPMorgan Chase.  The Flowers group offered $60 a share in cash for Sallie Mae, nearly a 50% premium to where the stock had been trading.  This deal was announced at a time when both Congressional Democrats and the Bush Administration were proposing to reduce federal subsidies on government-guaranteed student loans, cuts that would make these loans less profitable for companies like Sallie Mae.  The spring of 2007 also saw Congress, the Federal Trade Commission and several state attorneys general begin investigations into reported conflicts of interest and deceptive marketing practices in the student-loan industry.

Recognizing that meaningful changes in the federal student-loan program were inevitable, Sallie Mae insisted that its merger agreement with Flowers limit the buyer’s ability to claim a “material adverse change,” or MAC, and abandon the deal based on what came out of Congress.  To qualify as a MAC, any subsidy cuts or reductions in federal guarantees had to be materially greater than those already proposed by the Bush Administration.  Nothing much happened until July, when Flowers put Sallie Mae on notice that legislation then pending in Congress “could result in a failure of the conditions to the closing of the merger to be satisfied.”  Sallie Mae responded that it “strongly disagreed” with Flowers’ interpretation of the merger agreement.  Reflecting this development, the arbitrage spread widened significantly.

In August Sallie Mae’s shareholders approved the transaction, and the company–ignoring Flowers’ warnings about a possible MAC–projected an October closing date.  In early September Congress passed–and President Bush indicated that he would sign–the College Cost Reduction and Access Act, which was modestly more negative for the student-loan industry than the Administration’s original proposals.

The Flowers group wasted little time in claiming that a MAC had occurred.  At the end of September the consortium informed Sallie Mae that “the conditions to closing under the merger agreement, if the closing were to occur today, would not be satisfied as a result of changes in the legislative and economic environment.”  Clearly looking for a reduction in the deal price, the group also stated that it was “open to discussing a revision of the transaction that reflects this new environment.”  Given an already wide arbitrage spread and the fact that the Flowers group wasn’t looking to abandon the acquisition altogether, the target’s stock price didn’t go into freefall, at least not then.

In early October Flowers made public a revised takeover proposal: $50 a share in cash plus warrants that could eventually be worth up to $10 a share.  Apparently believing that the company had strong legal arguments to hold Flowers to the original deal, Sallie Mae’s strong-willed chairman, Al Lord, made what turned out to be a major strategic blunder.  Instead of agreeing to enter into negotiations, he rejected Flowers’ revised offer out of hand.  Sallie Mae also went to court to collect the $900 million termination fee payable in the event that the buyer breached the merger agreement.

It wasn’t long before the folly of this course of action was all too obvious.  While Sallie Mae and Flowers were battling in court over the correct reading of the merger agreement, Sallie Mae’s operating performance was deteriorating, largely the result of higher funding costs tied to the worsening credit crisis.  As a result, the company was forced to slash its earnings guidance for 2008.  In an ill-timed change of heart, Sallie Mae offered to begin talks with Flowers about a revised transaction, but this time it was the buyer that wasn’t interested, and any hope of a new deal evaporated.  To make matters worse, a conference call intended to shore up investor confidence in the company went so badly that Al Lord ended the call with an expletive.  By the end of December, Sallie Mae’s stock price was down to $20 a share, less than half its level only two months earlier.

Our worst mistake in this situation–and we made several–was underestimating the downside risk in Sallie Mae in the event of a failed deal.  Although we substantially reduced the Fund’s holdings before the acquisition was officially off, any position is too large when a stock is down over 50%.

Winners

Not all highly leveraged transactions ended badly last quarter.  The Fund realized meaningful gains in Hilton Hotels, Nuveen Investments, Alltel, Station Casinos, Avaya, Ceridian and Lyondell Chemical, all deals that closed during the last three months of 2007.  The privatization of Harrah’s Entertainment, another big winner for us, should be completed shortly.  Among strategic transactions, the Fund had solid gains in ABN Amro, whose acquisition by a consortium led by the Royal Bank of Scotland was finalized in the December quarter; CheckFree, a leader in online banking and other electronic payment services, which saw its merger with Fiserv close on a timely basis; and PrimeWest Energy Trust, whose purchase by state-controlled Abu Dhabi National Energy encountered virtually no resistance from Canadian regulators.

Fighting the Good Fight

A majority of major U.S. corporations are legally domiciled in Delaware, and Delaware law affords shareholders in these companies a number of important protections against self-dealing by corporate insiders.  One such provision gives shareholders who believe they have been shortchanged in an all-cash takeover the right to petition the Delaware Chancery Court for additional merger consideration.  In such appraisal proceedings, which  can last two or three years and involve significant expenditures for lawyers and expert witnesses, it is up to the shareholder to prove to the Court that the agreed-upon takeover price was less than the stock’s fair value at the time the transaction closed.  If the shareholder is successful, the acquirer must pay the difference between the deal price and what the Court determines to be fair value.

Although we have invested in more than 2,500 mergers, takeovers and other corporate reorganizations since 1980, we had never exercised appraisal rights until two years ago.  That’s when Nasdaq closed its acquisition of Instinet, operator of one of the leading electronic trading networks.  For a variety of reasons, including serious conflicts of interest on the part of Instinet’s senior management, this deal was a huge disappointment for the company’s shareholders, including The Merger Fund®. The story has a happy ending, however.  Last month, following a mediation proceeding conducted by a Vice Chancellor of the Delaware Chancery Court, Nasdaq agreed to pay the Fund–and the other accounts managed by the adviser’s affiliate–additional merger consideration and interest equal to 25% of the original deal price.  While our settlement with Nasdaq didn’t represent a dramatic windfall for The Merger Fund, pursuing this appraisal case was one of the most satisfying things we have ever done on behalf of our shareholders.

New Deals

With one exception, all of the Fund’s new arbitrage holdings are companies involved in strategic mergers and takeovers, including Pharmion Corp., a biotechnology company specializing in hematology and oncology, which has agreed to be acquired by Celgene Corp.; UAP Holding Corp., a distributor of crop-protection chemicals, fertilizers and seeds, to become part of Canada-based Agrium Inc., North America’s third-largest fertilizer maker; Activision, Inc., a leading developer of video-game software, including the top-selling “Guitar Hero,” to merge with the games unit of France’s Vivendi SA in a transaction that will create a new sales leader in the industry; Trane, Inc., a major manufacturer of heating and air-conditioning systems, being acquired by Ingersoll-Rand Company Ltd., the world’s largest maker of truck-refrigeration units; Cognos, Inc., a Canadian supplier of so-called business-intelligence software that is used by companies to analyze their operational and financial performance, which has agreed to be purchased by International Business Machines Corp.; and Tele Atlas NV, a Dutch provider of digital maps, to be acquired by TomTom NV, a leading manufacturer of GPS-based navigation devices.

Other new strategic holdings include Rio Tinto plc, the world’s third-largest mining company, which is the target of an unsolicited takeover attempt by industry leader BHP Billiton plc, a transaction that would represent one of the largest corporate takeovers on record; Nikko Cordial Corp., a major Japanese brokerage firm, whose controlling shareholder, Citigroup Inc., is in the process of acquiring the 30% of Nikko that it doesn’t already own; American Financial Realty Trust, to combine with another REIT, Gramercy Capital Corp.; Gyrus Group plc, a U.K.-based manufacturer of medical devices, to be purchased by Japan’s Olympus Corp.; Burren Energy plc, whose promising assets in Turkmenistan and the Republic of Congo will soon be under the control of Italian energy giant Eni SpA; BEA Systems, Inc., a mid-tier software company, which still appears to be “in play” despite the decision by the ever-acquisitive Oracle Corp. to let its $6.7 billion hostile takeover offer for BEA lapse; and Neuf Cegetel SA, a French telecommunications company, which is being acquired by SFR SA, jointly owned by Vivendi SA and U.K.-based Vodafone Group plc.  The one non-strategic holding recently added to the Fund’s portfolio is Goodman Global, Inc., a manufacturer of heating, ventilation and air-conditioning equipment, which is in the process of being taken private by Hellman & Friedman LLC.  The Merger Fund® currently holds positions in 44 arbitrage situations and is fully invested.

As we start a new year, our portfolio-management team is determined to maintain the Fund’s unique risk profile–only one down year since inception in 1989–while attempting to return the Fund’s performance to its historical trendline.  Our investment approach has been dented a little recently but it’s not broken, and there’s no reason why 2008 can’t be a good year for The Merger Fund®.

Sincerely,

         /s/ Frederick W. Green

Frederick W. Green
President

P.S. On December 28, 2007, The Merger Fund® paid a distribution of $1.05916 per share, consisting of short-term capital gains of $.68830 and net investment income of $.37086, to shareholders of record as of December 27, 2007.

Note: The performance figures discussed in this letter represent past performance and may not be indicative of future results.  The Fund’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.